[FORM OF OPINION OF MORRISON & FOERSTER LLP]

[●], 2013

AccuShares Management LLC

137 Rowayton Avenue, 4th Floor

Rowayton, Connecticut 06853

Re:	AccuShares Commodities Trust I

We have acted as U.S. federal income tax counsel to AccuShares Management LLC, a Delaware limited liability company, as sponsor (the “Sponsor”), in connection with the preparation and filing of a registration statement on Form S-1 (Registration No. 333-[______], the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder. The Registration Statement relates to the continuous offering of shares (the “Shares”) representing fractional undivided interests in seven segregated series (each, a “Fund”) of AccuShares Commodities Trust I (the “Trust”), a Delaware statutory trust governed by the Amended and Restated Trust Agreement (as amended, the “Trust Agreement”), dated as of [●], 2013, by and between the Sponsor and Wilmington Trust, N.A., a national banking association, as trustee (the “Trustee”). Except as otherwise indicated, capitalized terms used and not defined herein have the meanings ascribed them in the Registration Statement.

You have requested our opinion as to certain U.S. federal income tax matters regarding the Trust and each Fund therein. Although you may disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment and federal tax structure of the Trust and the Funds and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended solely for your benefit. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent.

In rendering the opinion expressed below we have examined originals or copies certified or otherwise authenticated to our satisfaction of the following documents:

(i)                 the Registration Statement;

(ii)               the Trust Agreement;

(iii)             the form of Authorized Participant Agreement among an Authorized Participant, the Trust, on behalf of each of the Funds, State Street Bank and Trust Company, a Massachusetts trust company acting as the transfer agent of each of the Funds, and the Sponsor;

(iv)             the Non-Custody Investment Advisory Agreement, dated as of [●], 2013, among Wilmington Trust, N.A., a national banking association acting as investment advisor for each of the Funds, the Trust, on behalf of each of the Funds, and the Sponsor;

(v)               the Administration Agreement, Transfer Agency and Service Agreement and Custodian Agreement, each of which are dated as of [●], 2013, among State Street Bank and Trust Company, a Massachusetts trust company acting in its respective capacities as administrator, transfer agent and custodian of each of the Funds, the Trust, on behalf of each of the Funds, and the Sponsor; and

(vi)	such other documents as we have considered relevant to our opinion.

Such documents are referred to herein individually as a “Document” and collectively as the “Documents”.

As to the facts on which this opinion is based, we have relied on the representations, warranties, covenants and other agreements of the various parties contained in the Documents. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photostatic or certified copies and the authenticity of the originals of such copies.

In rendering the opinion expressed herein, we have assumed: (i) the due authorization, execution and delivery of each of the Documents by each of the parties thereto; (ii) each of the Documents constitutes the legal, valid and binding obligation of each party thereto; (iii) each party to each Document has performed, and will perform, its obligations under each such Document and has complied with all requirements of law applicable to it in connection with each such Document; (iv) the facts contained in the Documents are true and complete in all material respects; and (v) each Fund has made, in a proper and timely manner, an election to treat itself since its inception as a corporation for U.S. federal income tax purposes. While we have reviewed the Documents and the descriptions of the facts therein to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such Documents and descriptions, we have no assurance that they are or will ultimately prove to be accurate.

Our opinion herein is based on existing law as contained in the Internal Revenue Code (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

On the basis of the foregoing and in reliance thereon and on our consideration of such other matters of fact and questions of law as we have deemed relevant in the circumstances, and subject to the limitations, assumptions, exceptions and qualifications set forth herein, we are of the opinion that:

1.                  Although not free from doubt because no direct legal authority addresses the U.S. federal income tax treatment of an entity such as a Fund, each Fund should be treated as a separate corporation for U.S. federal income tax purposes.

2.                  The statements in the Registration Statement under the heading “U.S. Federal Income Tax Considerations”, to the extent they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,